Filed by Williams Pipeline Partners L.P.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Williams Pipeline Partners L.P.
Commission File No.: 001-33917
Important Merger Information and Additional Information:
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Williams Partners L.P. (“Williams Partners”) and Williams Pipeline Partners L.P. (“WMZ”) will file relevant materials with the Securities and Exchange Commission (“SEC”). Williams Partners will file a Registration Statement on Form S-4 that includes a proxy statement of WMZ and which also constitutes a prospectus of Williams Partners. WMZ will mail the proxy statement/prospectus to the holders of its common units. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Williams Partners and WMZ with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or by directing a request when such a filing is made to Williams Pipeline Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.
Williams Partners, WMZ, their respective general partners, and the directors and certain executive officers of their respective general partners may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the general partner of Williams Partners is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2010. Information about the directors and executive officers of the general partner of WMZ is set forth in its Annual Report on Form 10-K, which was filed with the SEC on February 23, 2010. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Williams Partners and WMZ will file with the SEC when it becomes available.

Date: May 24, 2010
Williams Partners L.P. and Williams Pipeline Partners L.P. Announce Merger Agreement
     TULSA, Okla. — Williams Partners L.P. (NYSE: WPZ) and Williams Pipeline Partners L.P. (NYSE: WMZ) announced today they have signed a merger agreement.
     It is anticipated that the associated Form S-4 Registration Statement and Joint Proxy Statement/Prospectus will be filed shortly with the Securities and Exchange Commission.
Merger Agreement Terms
     Under the terms of the merger agreement, public WMZ common unitholders will receive 0.7584 WPZ common units for each WMZ common unit they own at the effective time of the merger. As a result of the merger, all currently outstanding WMZ common units and WMZ subordinated units will be extinguished, and Williams Pipeline Partners will be indirectly wholly owned by Williams Partners.
     The WMZ Conflicts Committee, which is comprised of the independent members of the board of directors of Williams Pipeline Partners’ general partner, has unanimously approved the merger and the merger agreement. The WMZ Conflicts Committee determined that the merger is in the best interests of the partnership and the holders of WMZ common units that are not owned by Williams Partners and its affiliates.
     The approval and adoption of the merger agreement by Williams Pipeline Partners requires approval by a majority of the outstanding WMZ common units other than WMZ common units held by Williams Partners and its affiliates. It also requires approval of a majority of the outstanding subordinated units of WMZ, as well as the expiration of the applicable waiting period under the Hart-Scott-Rodino Act. Williams Pipeline Partners’ general partner owns all of the outstanding subordinated units of WMZ and has agreed to vote them in favor of the merger.
Special Meeting
     Voting on the merger agreement will take place at a special meeting of WMZ limited partners on a future date to be determined after the SEC declares the Form S-4 effective.
     Unitholders on the close of business on the record date to be set for the special meeting will be eligible to vote on the merger. Unitholders of record may either vote in person at the special meeting, or by proxy under the procedures detailed in the S-4 filing.

Strategic Restructuring
     This merger is the final step in the strategic restructuring that Williams (NYSE: WMB) and Williams Partners announced on Jan. 19. The restructuring primarily involved Williams contributing most of its midstream and interstate gas pipeline assets, including its general- and limited-partner interests in Williams Pipeline Partners, to Williams Partners. As a result, Williams Partners currently owns a 47.7-percent interest in Williams Pipeline Partners.
     It was originally announced that Williams Partners would initiate an exchange offer for the outstanding Williams Pipeline Partners units following the asset contribution at a fixed exchange ratio of 0.7584 WPZ units for each WMZ unit. However, a subsequent call of any untendered WMZ units would have been necessary if 100 percent of the publicly held WMZ units were not tendered in an exchange offer. As such, Williams Partners and the WMZ Conflicts Committee determined a single merger transaction would be a more attractive alternative.
About Williams Partners L.P. (NYSE: WPZ)
Williams Partners L.P. is a leading diversified master limited partnership focused on natural gas transportation; gathering, treating, and processing; storage; natural gas liquid (NGL) fractionation; and oil transportation. The partnership owns interests in three major interstate natural gas pipelines that, combined, deliver 12 percent of the natural gas consumed in the United States. The partnership’s gathering and processing assets include large-scale operations in the U.S. Rocky Mountains and both onshore and offshore along the Gulf of Mexico. Williams (NYSE: WMB) owns approximately 84 percent of Williams Partners, including the general-partner interest. More information is available at www.williamslp.com. Go to
http://www.b2i.us/irpass.asp?BzID=1296&to=ea&s=0 or http://www.b2i.us/irpass.asp?BzID=630&to=ea&s=0 to join our e-mail list.
About Williams Pipeline Partners L.P. (NYSE: WMZ)
Williams Pipeline Partners is a publicly traded master limited partnership that owns and operates natural gas transportation and storage assets. The general partner of Williams Pipeline Partners is Williams Pipeline GP LLC, which is a wholly owned subsidiary of Williams Partners L.P. (NYSE: WPZ). For more information, please visit www.williamspipelinepartners.com. Go to
http://www.b2i.us/irpass.asp?BzID=1589&to=ea&s=0 to join our e-mail list.

Contact:	Jeff Pounds
Williams (media relations)
(918) 573-3332

Sharna Reingold
Williams (investor relations)
(918) 573-2078
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This press release may include “forward-looking statements” as defined by federal law. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Partnership expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Partnership based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Partnership, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Additional information about issues that could lead to material changes in performance is contained in the Partnership’s annual and quarterly reports filed with the Securities and Exchange Commission.